
NewAlliance Bancshares

November 4, 2009

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions and organic growth. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.


NewAlliance Bancshares

Discussion Topics

- Company Profile and Business Focus
- Key 2009 Business Priorities
- Highlights of Third Quarter 2009
- Credit Quality
- Organizational Strengths

NewAlliance Bank Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman & Chief Executive Officer	27	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Glenn I. MacInnes	Executive Vice President & Chief Financial Officer	26	Citigroup, Inc (NY) First Union/First Fidelity Bank (NJ) United Jersey Bank/Mid-State (NJ)
C. Gene Kirby	President	24	SunTrust Bank (GA)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	30	Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	37	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Mark Gibson	Executive Vice President & Chief Marketing Officer	25	BBVA/Compass Bank (AL) John Ryan Company (CT)
Koon-Ping Chan	Executive Vice President & Chief Risk Officer	31	Dime Bancorp (NY) Chase Manhattan Bank (NY)


NewAlliance Bancshares

Company Profile & Organizational Strengths

NewAlliance is a regional community bank with a significant southern New England presence.

- Top New England community bank
  - 87 branches in Connecticut and Massachusetts
  - $8.5 B in assets
- Record 3rd Quarter Revenue
  - 3rd consecutive quarterly increase
  - NIM expanded by 8 bps to 2.71%, linked quarter
  - Average cost of total deposits down 35% from December 2008
- Strong credit quality driven by solid underwriting standards and risk management focus
  - Total delinquencies dropped from 1.51% to 1.45%
  - NPLs/Loans of 1.02%
- Continued strong balance sheet growth driven by sales culture/acquisitions
  - 13.6% asset growth CAGR since April 1, 2004
  - 7.1% deposit growth CAGR since April 1, 2004
  - Successful acquisition history


NewAlliance Bancshares

Company Profile & Organizational Strengths
(continued)

- Robust capital levels with no participation in TARP
  - 10.82% Tangible common equity ratio
  - 19.90% Tier 1 risk based ratio
- Strong financial performance with levers to enhance earnings power

The NewAlliance Franchise


Boston
New York City

Credit Quality Trends — NAL vs. Peers

Delinquency Rates (30 day +)*

Sept. 2009 = 1.45%

June 30, 2009
All National 6.24%
All CT 3.11%
All MA 2.29%
NewAlliance 1.51%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
03/31/02
06/30/02
09/30/02
12/31/02
03/31/03
06/30/03
09/30/03
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
06/30/07
09/30/07
12/31/07
03/31/08
06/30/08
09/30/08
12/31/08
03/31/09
06/30/09

***Total loans & leases**



NewAlliance Bancshares

NewAlliance History

Key Acquisitions (Dollars in Millions)

Announced Date	Target	Company Type	Key Markets[1]	Deal Value	Total Assets
18-Jul-2006	Westbank Corporation	Bank	Springfield, MA Willimantic, CT Worcester, MA	$117	$717
12-Apr-2005	Cornerstone Bancorp	Bank	Bridgeport-Norwalk-Stamford, CT New Haven-Milford, CT	48	211
08-Mar-2005	Trust Company of Connecticut	Trust Company	Hartford, CT Willimantic, CT New Haven-Milford, CT	19	6
15-Jul-2003	Alliance Bancorp of New England	Thrift	Hartford, CT New Haven-Milford, CT	77	428
15-Jul-2003	Connecticut Bancshares	Thrift	Hartford, CT Willimantic, CT	611	2,542

[1] Based on the target's top MSAs by deposit market share at the time of the transaction.


NewAlliance Bancshares

Key 2009 Business Priorities

NewAlliance entered 2009 with a strong balance sheet and healthy capital levels. This placed us at a competitive advantage to grow the franchise and to focus on the core earnings of the Company.

Priorities:

1. Strengthen the margin
2. Build “core” fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Consolidated Statements of Income

(Dollars in millions, unaudited)	Three Months Ended Sept 30, 2009	June 30, 2009	Sept 30, 2008
Interest and dividend income	$ 92.3	$ 94.1	$ 99.0
Interest expense	40.5	44.2	51.0
Net interest income before provision	51.8	49.9	48.1
Provision for loan losses	5.4	5.0	4.2
Net interest income after provision	46.3	44.9	43.9
Total non-interest income	16.4	15.3	13.4
Total non-interest expense	42.2	44.4	41.4
Income before income taxes	20.5	15.8	15.9
Income tax provision	7.9	5.7	5.0
Net income	$ 12.6	$ 10.1	$ 10.9
Basic and Diluted EPS	0.13	0.10*	0.11
Net interest margin	2.71%	2.63%	2.63%

*Pro forma EPS exclusive of the FDIC special assessment of $4.0 million, net of tax of $2.6 million, was $0.13.

**Totals may differ slightly due to rounding.



Quarterly Revenues



13.5% Improvement
$75,000
$65,000
$55,000
$45,000
$35,000
$25,000
$15,000
$5,000
$'s in thousands
61,464
13,405
48,059
60,109
12,306
47,803
62,256
14,263
47,993
65,218
15,291
49,927
68,211
16,449
51,762
09/08
12/08
03/09
06/09
09/09
Net Int Income before Provision for Loan Losses
Non Interest Income

Deposit Pricing Trends

Weighted average cost of total deposits by month

Month	Cost
09/08	2.22%
12/08	2.24%
3/09	1.97%
6/09	1.70%
9/09	1.45%

35% Improvement

Quarterly Non Interest Income



34%
Improvement
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$'s in thousands
13,405
12,306
14,263
15,291
16,449
09/08
12/08
03/09
06/09
09/09

Highlights of Third Quarter 2009

Priority #1

Strengthen the Margin

Performance Against Goals – Linked Quarter Basis

- Net Interest Margin is 2.71%, up 8 bps
  - Average cost of total deposits down 25 bps from end of June
  - Reduced wholesale borrowings by $172 million
- Loan originations of $359 million, down $45 million, or (11.1%)
  - Commercial originations increased to $92.8 million, or 138%
- Total deposits of $4.9 billion, up $111.8 million, or 2.3%
  - Core deposits of $3.4 billion, up $87.1 million, or 2.6%; represents 69.0% of total deposits
- Loan to deposit ratio improved from 99.8% to 96.6%


NewAlliance Bancshares

Quarterly Loan Originations



500
400
300
200
100
0
$ in Millions
296
217
396
404
359
139
85
288
292
226
36
37
29
30
34
44
39
13
10
59
77
56
66
72
40
09/08
12/08
03/09
06/09
09/09
Residential Originations
C&I Originations
CRE Originations
Consumer Originations

- Commercial Originations:
  - +138%, linked quarter
  - + 16%, YoY, at average rate of 6.05%

Quarter End Loan Balances



➤Commercial CRE Balances:
➤+2.3%, linked quarter
➤Yield +9 bps to 5.87%
$ in Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
4,954
4,963
4,933
4,852
4,806
460
459
442
436
423
1,207
1,221
1,218
1,196
1,223
730
737
740
739
735
2,557
2,546
2,533
2,481
2,425
09/08
12/08
03/09
06/09
09/09
C&I
Commercial CRE
Consumer
Residential

Quarter End Deposit Balances



6,000
5,000
4,000
3,000
2,000
1,000
0
$ in Millions
4,407
4,448
4,662
4,863
4,974
498
495
494
524
528
356
369
360
390
368
345
347
477
521
696
1,403
1,463
1,652
1,913
1,842
1,805
1,774
1,679
1,515
1,540
09/08
12/08
03/09
06/09
09/09
Non-Interest Checking
Checking with Interest
Money Market
Savings
Time
NewAlliance Bancshares

- Deposit Balances:
  - +2.3%, linked quarter
  - +13%, YoY
- Core Deposits:
  - +2.6%, linked quarter
  - +32%, YoY

Highlights of Third Quarter 2009

Priority #2

Build "Core" Fee Income

Performance Against Goals – Linked Quarter Basis

- Overall non-interest income was up $1.2 million, or 7.6%
- Depositor service charges up $0.3 million, or 4.6%
- Originating fixed rate mortgage loans for sale generated $1.3 million vs. $1.5 million
- Wealth Management fees were $3.3 million, or 10.6%

Highlights of Third Quarter 2009

Priority #3

Aggressively Manage Credit Quality

Performance Against Goals

- Total delinquencies – 1.45%; down from 1.51% linked quarter
- NPL's – 1.02%; down from 1.13% linked quarter
- Net charge-offs – 43 bps
- Loan loss provision of $5.4 million; reserve of $51.7 million
- Reserve increased from 1.06% to 1.08% of loans

Highlights of Third Quarter 2009

Priority #4

Maintain Flat Expenses

Performance Against Goals

- Total non-interest expense was up $1.8 million from 2Q'09, excluding the FDIC special assessment of $4.0 million primarily due to salary and marketing expenditures
- Continue to execute on process improvements
- Remain committed to year end guidance of flat expenses, excluding FDIC special assessment

Highlights of Third Quarter 2009

Priority #5

Seize Opportunities to Grow the Franchise

Performance Against Goals

- Expanding Lines of Business
  - Asset Based Lending
- Shelf Registration filed with SEC in October 2009 to provide increased flexibility
- M & A strategy will focus on:
  - FDIC assisted transactions
  - “Healthy bank” transactions
  - Branch divestitures


Balance Sheet and Credit Quality

Balance Sheet

(Dollars in millions, unaudited)	Sept 30, 2009	June 30, 2009	Sept 30, 2008
Assets			
Cash	106.5	85.1	112.1
Investments	2,694.4	2,641.4	2,260.6
Loans held for sale	14.7	54.5	4.7
Loans, net	4,754.0	4,800.0	4,904.3
FHLB stock	120.8	120.8	120.8
BOLI	139.3	138.4	136.0
Goodwill & intangibles	564.7	566.7	573.4
Other	89.0	117.0	93.5
Total Assets	8,540.8	8,581.4	8,265.3
Liabilities			
Deposits	4,974.3	4,862.5	4,407.0
Borrowings	2,041.5	2,212.6	2,386.8
Other	97.4	99.1	71.1
Total Liabilities	7,113.3	7,174.2	6,864.9
Shareholders' equity	1,427.5	1,407.2	1,400.4
Total Liabilities & shareholders' equity	8,540.8	8,581.4	8,265.3
TCE/TA	10.8%	10.5%	10.8%
TIER 1 RBC	19.9%	19.4%	18.8%
TCE/RWA	19.6%	18.8%	18.3%

**Totals and percentages may differ slightly due to rounding.

Residential Portfolio Snapshot

September 30, 2009

Total portfolio:	$2.4 billion
Percent of total loans:	50%

Total delinquencies	1.70%
Net credit losses	0.16%
Updated FICO	749
Updated LTV	60%


6%
2%
2%
>1%
<89%
Owner-Single-Family
Owner-Multi-Family
Second-Home


Owner-Condo
Non-Owner-Occupied

Residential Portfolio FICO Score Distribution

September 30, 2009

25%
20%
15%
10%
5%
0%
8%
8%
84%

	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
BAL %	4.19%	0.85%	1.36%	1.92%	2.98%	5.32%	6.71%	8.64%	12.14%	16.47%	21.59%	17.82%
DEL %	28.13%	7.34%	3.05%	2.24%	0.98%	2.13%	0.69%	0.82%	0.70%	0.01%	0.20%	0.14%

FICO scores updated quarterly



NewAlliance Bancshares

Residential Mortgage FICO/LTV/Volume Matrix
September 30, 2009



Volume
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
800 Plus
780-799
760-779
740-759
720-739
700-719
680-699
660-679
640-659
620-639
600-619
575-599
550-574
500-549
000-500
FICO
a. <50%
b. 50%-59%
c. 60%-69%
d. 70%-79%
e. 80%-89%
f. 90%-95%
g. 95%+
LTV
1.66%

- Majority of loans have both high FICO scores and low LTVs
- Only 1.66% of Mortgages are designated high risk ($39 million)

Home Equity Portfolio Snapshot

September 30, 2009

Total portfolio:	$718 million
Percent of total loans:	15%

Total delinquencies	0.74%
Net credit losses	0.18%
Updated FICO	748
Updated CLTV	65%
Line utilization	47%


47%
53%
HELOAN
HELOC


NewAlliance Bancshares

Total CRE Portfolio Snapshot

September 30, 2009

Total portfolio: $1.2 billion

Percent of total loans: 25%


9%
3%
88%
Permanent CRE
Construction to Permanent
Residential Development


NewAlliance Bancshares

Construction to Perm Portfolio Snapshot

September 30, 2009

Total portfolio: $107.7 million

Percent of total loans: 2%

- Non-performing loans 0.00%
- Net credit losses 0.00%



5%
10%
2%
12%
22%
49%



MIXED USE
UNIVERSITIES / COLLEGES
APARTMENTS
MEDICAL
INDUSTRIAL / WAREHOUSE
RETAIL



NewAlliance Bancshares

Permanent CRE Portfolio Snapshot

September 30, 2009

Balanced distribution of risk

- Total delinquencies 0.78%
- Non-performing loans 0.65%
- Net credit losses -0.05%



12%
8%
24%
12%
11%
18%
15%
Retail
Office
Industrial / Warehouse
Mixed Use
Apartments
Medical
All Others



NewAlliance Bancshares

Residential Development Portfolio Snapshot

September 30, 2009

Total portfolio:	$34.2 million
Percent of total loans:	0.71%

- Total delinquencies 7.95%
- Net credit losses 11.8%
- Total condo portfolio $12.9 million
- Total NPLs for condo portfolio $2.1 million



5%
5%
26%
32%
18%
14%
SINGLE FAMILY RESIDENTIAL
RESIDENTIAL SUBDIVISION
LAND
CONDO NON AGE RESTRICTED
CONDO AGE RESTRICTED
ALL OTHERS



NewAlliance Bancshares

C&I Portfolio Snapshot

September 30, 2009

Total portfolio: $423 Million

Percent of total loans: 9%

- Total delinquencies 2.78%
- Net credit losses 2.78%



4%
1%
3%
<1%
34%
57%



C & I Term non-SBA



SBA

CML Leases
SBA Certificates
Cash Reserve Loans
Revolving non-SBA



NewAlliance Bancshares

C&I Portfolio Snapshot

September 30, 2009

CML By NAICS Code

Category	% of Total Exposure
Manufacturing	
Construction	
Real Estate, rental & Leasing	
Wholesale Trade	
Other Services	
Condominium Associations	
Health Care & Social Assistance	
Retail Trade	
Professional, Scientific & Technical Srvcs	
Transportation & Warehouse	
Administrative, Support & Waste Mgmt	
Finance & Insurance	
Educational Services	
Arts, Entertainment & Recreation	
Accommodation & Food Services	
Other	

Y-axis: % of Total Exposure (0%, 10%, 20%, 30%, 40%, 50%)


NewAlliance Bancshares

Quarterly Net Charge-offs by Category

September 30, 2009

(Dollars in thousands)	Portfolio size	Net Charge-offs	%
Residential Mortgages	2,424,962	957	0.16
Consumer Loans	734,951	456	0.25
C&I	422,814	2,938	2.78
Commercial Real Estate (Permanent)	1,081,016	(145)	-0.05
Commercial Construction	107,740	0	.00
Residential Development	34,224	1,010	11.80
Total	**4,805,707**	**5,215**	**.43**

Investment Portfolio

September 30, 2009

Total Fixed Income Portfolio:	$2.71 billion
Trust Preferred	
- Book:	$49.33 mm
- Market:	$32.09 mm
Private MBS	
- Book:	$25.87 mm
- Market:	$22.81 mm



93.99%
3.80%
0.32%
0.63%
0.71%
0.29%
0.26%
Treasury/Agency
AAA
AA
A
Less than A
Split Ratings
Not Rated



NewAlliance Bancshares

Gap Report
September 30, 2009

Dollars in Thousands	Sep-09		< 3 Months		3 - 12 Months		< 1 Year Gap	
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Assets:								
Cash and Due From Banks	106,539	-	-	-	-	-	-	-
Short Term Investments	75,300	0.22	75,300	0.22	-	-	75,300	0.22
Long Term Investments	2,739,883	4.19	428,892	2.94	754,119	4.48	1,183,011	3.92
Total Investments:	**2,815,183**	**4.08**	**504,192**	**2.53**	**754,119**	**4.48**	**1,258,311**	**3.70**
Loans - Adjustable and Variable	3,051,794	5.18	798,874	4.27	574,085	5.35	1,372,959	4.72
Loans - Fixed	1,716,058	5.76	146,447	5.78	344,669	5.84	491,116	5.82
Total Loans:	**4,767,853**	**5.39**	**945,320**	**4.50**	**918,755**	**5.53**	**1,864,075**	**5.09**
Nonaccrual Loans	50,230	-	-	-	-	-	-	-
Other Assets	798,885	-	-	-	-	-	-	-
Total Assets	**8,538,690**	**4.37**	**1,449,513**	**3.92**	**1,672,873**	**5.06**	**3,122,386**	**4.53**
Liabilities:								
Certificates of Deposit	1,540,025	2.73	339,290	2.59	826,575	2.61	1,165,864	2.60
Core Accounts	3,451,518	0.91	103,268	0.95	929,534	1.14	1,032,803	1.12
Total Deposits:	**4,991,542**	**1.47**	**442,558**	**2.20**	**1,756,109**	**1.83**	**2,198,667**	**1.91**
Borrowed Money	2,041,530	4.07	256,991	2.60	517,674	4.52	774,665	3.88
Other Liabilities	78,131	-	-	-	-	-	-	-
Total Liabilities	**7,111,203**	**2.20**	**699,549**	**2.35**	**2,273,783**	**2.44**	**2,973,332**	**2.42**
Capital:	1,427,487	-	-	-	-	-	-	-
Total Liabilities & Equity	**8,538,690**	**1.83**	**699,549**	**2.35**	**2,273,783**	**2.44**	**2,973,332**	**2.42**
Total Rate Sensitive Assets:	7,512,708	4.95	1,449,513	3.92	1,672,873	5.06	3,122,386	4.53
Total Rate Sensitive Liabilities:	6,487,251	2.41	699,549	2.35	2,273,783	2.44	2,973,332	2.42
Cumulative RSA/RSL:			2.07		1.05		1.05	
Period Gap:			749,963		(600,909)			
Cumulative Gap:			749,963		149,054		149,054	
Cumulative Gap/Total Assets:			8.78%		1.75%		1.75%	




Outlook for 2009

Key 2009 Business Priorities

Priorities:

1. Strengthen the margin
2. Build “core” fee income momentum
3. Maintain flat expenses
4. Aggressively manage credit quality
5. Seize opportunities to grow the franchise

Organizational Strengths

- Management depth
- Strong sales culture
- Risk management; Strong asset quality
- Regulatory compliance
- Disciplined acquirer and integrator
- Capital management


NewAlliance Bancshares